KRIEGER & PRAGER, LLP

39 BROADWAY

NEW YORK, NEW YORK 10006

Telephone: (212) 363-2900

Telecopier: (212) 363-2999

Samuel M. Krieger

skrieger@kplawfirm.com

May 10, 2012

Mark P. Shuman, Esq.

Branch Chief – Legal

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Pre-Effective Amendment No. 6
Registration Statement on Form S-1
File No. 333-176651

Dear Mr. Shuman:

We respond to the comment letter dated May 9, 2012 in respect of Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1 filed by chatAND, Inc. on May 3, 2012. The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing Pre-Effective Amendment No. 6 to the Registration Statement, which incorporates the revisions discussed in this letter.

To assist in your review, for your convenience, we have set forth below each of the Staff’s comments in bold followed by the Company’s response thereto.

Prospectus Summary, page 2

1.           Please revise your prospectus summary to describe your agreement with Messrs. Lebor and Rosenberg concerning the potential loss of control of the subsidiary that holds your intellectual property. Please also revise here and the fourth risk factor on page 16 to both describe your performance goals that will trigger the loss of control of your intellectual property and disclose whether an enforceable waiver or extension has been obtained. Unless a waiver or extension has been obtained pre-effectively and filed as an exhibit, state that there is no assurance that such an arrangement will be entered into.

We have revised the prospectus summary and the fourth risk factor on page 16 in accordance with the Staff’s comments.

Management’ s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources and Going Concern, page 38

2.         We note your revisions made in response to prior comment 6 regarding your projected cash needs for the next 12 months. The projected cash needs discussion assumes revenues of $54,000 and $373,000 for the quarters beginning June 1, 2012 and September 1, 2012. Please remove these projections of revenues unless you have a reasonable basis to project the receipt of those revenues, such as executed sales agreements, and you disclose the factually supportable basis for the projections of revenues and discuss the assumptions, conditions and limitations that underlie the projections. Since it appears you have not yet received significant revenues from your prospective products, you should focus your discussion on your cash needs for the next 12 months. To the extent you believe your plan of operation will result in a cash shortfall should revenues fail to materialize, please revise to disclose the expected shortfall and whether additional capital or financing may be necessary to implement your business plan.

We have revised the projected cash needs discussion in accordance with the Staff’s comments.

Exhibit 5.1

3.          In paragraph 3 of the legal opinion, counsel opines that the Investor Shares to be “sold by the Selling Stockholders are duly authorized and legally issued, fully paid and non-assessable.” Please file a revised legal opinion that is consistent with the facts relating to the shares underlying the debentures—specifically that those shares are not outstanding. It appears that the validity and non-assessability opinions regarding the shares of common stock underlying the debentures should be based on the assumption that the underlying shares will be issued in accordance with the terms of the Senior Convertible Debentures.

We have revised the legal opinion of counsel in accordance with the Staff’s comments.

We are also enclosing a letter from the Company regarding certain undertakings related to the Commission’s declaring the Registration Statement effective.

If you have any questions, or require further information, please feel free to contact the undersigned.

Thank you for your courtesy and cooperation in regard to this matter.

Very truly yours,

KRIEGER & PRAGER, LLP

/s/

By: SAMUEL M. KRIEGER

SMK/pm

cc:          chatAND, Inc.